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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	Eaton Corporation (ETN)		34-0196300		1-1396

(d)	Address of Issuer			(e)	Telephone

	1111 Superior Avenue		Cleveland , OH 44114		(216)523-4689

	(Street)		(City) (State) (Zip Code)		(Area Code) (Numbers)

2(a)	Name of Person For Whose Account the Securities are to be Sold	(b)	IRS Ident. No.	(c)	Relationship to Issuer

	J. Robert Horst				Officer

(d)	Address

	1111 Superior Avenue		Cleveland , OH 44114

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

Common	Sheri Tidrick McDonald Investments Inc. 800 Superior Aveneu Suite 2100 Cleveland, Ohio 44114		3,718	$277,548	70,500,000	12/13/02	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer

	(b)	Issuer’s I.R.S. Identification Number

	(c)	Issuer’s S.E.C. file number, if any

	(d)	Issuer’s address, including zip code

	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold

	(b)	Such person’s I.R.S. Identification number, if such person is an entity

	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

	(b)	Name and Address of each broker through whom the securities are intended to be sold

	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

	(f)	Approximate date on which the securities are to be sold

	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Shares	12/12/02	Exercise of stock option	Eaton Corporation	3,718	12/16/02	Cash

INSTRUCTIONS:

1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

None,

REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

12/13/02	* /s/ J. Robert Horst * By: Claudia Taller, Attorney in Fact
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Appendix C

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS: That the undersigned has made, constituted and appointed, and by this instrument does make, constitute and appoint, each of J. ROBERT HORST, EARL R. FRANKLIN, MARK HENNESSEY, DAVID M. O’LOUGHLIN, JANE W. GRISWOLD, GORDON S. KAISER, ANTHONY M. SMITS, CIPRIANO BEREDO, SEAN PEPPARD AND CLAUDIA TALLER, acting individually, as his or her true and lawful attorney, for him or her, and in his or her name, place and stead, to affix, as attorney-in-fact, the signature of the undersigned to reports to the Securities and Exchange Commission on Forms 3, 4 ,5 or 144 with respect to transactions or holdings by the undersigned in equity securities issued by Eaton Corporation, an Ohio corporation, and to any and all amendments to such reports, giving and granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as the undersigned might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall expire on the date the undersigned is no longer required to file Form 4, 5 or 144 reports with the Securities and Exchange Commission with respect to holdings of and transactions in securities issued by Eaton Corporation, unless revoked in writing prior thereto.

     IN WITNESS WHEREOF, this Power of Attorney has been signed at Cleveland, Ohio, this 27th day of August, 2002.

/s/ J. Robert Horst J. Robert Horst